EXHIBIT 99.5

FINANCING ADVISORY SERVICES AGREEMENT

This Agreement is made effective as of the 5th day of November, 2009, by and between Investcorp International Inc., a Delaware corporation (“III”) and Associated Materials LLC, a Delaware limited liability company (“AMI”).

WHEREAS, in connection with a restructuring of the capitalization of AMI, AMI intends to arrange borrowing facilities with one or more financial institutions unaffiliated with III in an aggregate amount of up to $300 million (the “Financing”);

WHEREAS, III, together with its officers, employees, agents and affiliates, is experienced in the field of obtaining debt financing and is willing to act as a financial advisor to AMI; and

WHEREAS, AMI is desirous to avail itself of the assistance and expertise of III in arranging the Financing;

NOW, THEREFORE, the parties do hereby agree as follows:

1. Services of III. III shall assist AMI in arranging the Financing. In connection therewith, III may, solely in its discretion and on behalf of AMI:

(a) seek out financial institutions that may provide the Financing;

(b) enter into negotiations with banks and other financial institutions regarding the terms and conditions upon which the Financing is to be provided;

(c) advise, conduct and participate in the negotiation and drafting of any agreements, contracts, or other documents relating to the placement of the Financing; and

(d) take all such other actions as it may deem necessary to arrange for the Financing.

2. Fees. In consideration of the services contemplated by Section 1 hereof, AMI shall pay to III a fee in the amount of $0.667% of the aggregate amount of the Financing, payable upon completion of the Financing.

3. Reimbursement. AMI shall pay reasonable out-of-pocket expenses incurred by III in connection with the performance of III’s services under this Agreement, including, but not limited to, fees and disbursements of III’s legal counsel.

4. Cooperation and Information. AMI shall cooperate with III in the performance of its obligations hereunder and shall furnish III with such information as III may request (all such information so furnished hereinafter referred to as the “Information”). AMI recognizes and confirms that III:

(a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same;

(b) does not assume responsibility for the accuracy or completeness of the Information; and

(c) will not make an appraisal of any of the assets of AMI.

All Information so furnished to III will be kept confidential by III, except such Information as is in the public domain or as AMI agrees may be disclosed or as III is required by law to disclose; provided, however, that III may provide such Information as it deems necessary or appropriate to financial institutions in connection with obtaining, negotiating or arranging the Financing in accordance with the terms of this Agreement.

5. Termination. Subject to the provisions of Paragraph 6 hereof, which shall survive any termination of this Agreement, this Agreement shall terminate on the earlier of the day after the consummation of the Financing and April 6, 2010, unless extended by the parties’ mutual consent.

6. Indemnification. AMI shall:

(a) indemnify III and hold it harmless against any losses, claims, damages or liabilities to which III may become subject arising in any manner out of or in connection with the rendering of services by III hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities arose primarily out of the gross negligence or bad faith of III; and

(b) reimburse III immediately for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending any lawsuits or other proceedings arising in any manner out of or in connection with the rendering of services by III hereunder; provided, however, that in the event a final judicial determination is made that the alleged losses, claims, damages or liabilities arose primarily out of the gross negligence or bad faith of III, III will remit to AMI any amounts reimbursed under this subparagraph 6(b). AMI agrees that (i) the indemnification and reimbursement commitments set forth in this paragraph shall apply whether or not III is a formal party to any such lawsuits, claims or other proceedings, (ii) III is entitled to retain separate counsel of its choice at the expense of AMI in connection with any of the matters to which such commitments relate, and (iii) such commitments shall extend upon the terms set forth in this paragraph to any controlling person, director, officer, employee or agent of III; provided, however, that to the extent that III retains separate counsel in connection with any matters set forth in this subparagraph 6(b), such counsel shall coordinate its efforts with counsel to AMI.

7. Amendments. No amendment or waiver of any provision of this Agreement, or consent to any departure by either party from any such provision, shall be effective unless the same shall be in writing and signed by the parties to this Agreement and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8. Notices. All notices hereunder shall, in the absence of receipted hand delivery, be deemed duly given when mailed, if the same shall be sent by registered or certified mail, return receipt requested, and the mailing date shall be deemed the date from which all time periods pertaining to a date of notice shall run. Notices shall be addressed to the parties at the following addresses:

If to III, to:

Investcorp International Inc.

280 Park Avenue

36th Floor

New York, New York 10017

Attention: President

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: David B. Rosenauer, Esq.

If to AMI, to:

Associated Materials LLC

3773 State Road

Cuyahoga Falls, Ohio 44233

9. Entire Agreement. This Agreement shall constitute the entire Agreement between the parties with respect to the subject matter hereof, and shall supersede all previous oral and written (and all contemporaneous oral) negotiations, commitments, agreements and understandings relating thereto.

10. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York (without regard to the conflicts of laws provisions thereof or of any other jurisdiction) and shall inure to the benefit of, and be binding upon, III and AMI and their respective successors and assigns.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument

IN WITNESS WHEREOF, each of the parties has caused this Financing Advisory Services Agreement to be executed and delivered by its duly authorized officer or agent as set forth below.

INVESTCORP INTERNATIONAL INC.

By:	/s/ Steven Puccinelli
	Name:	Steven Puccinelli
	Title:	Managing Director
	Date:	11/2/2009

ASSOCIATED MATERIALS LLC

By:	/s/ Stephen E. Graham
	Name:	Stephen E. Graham
	Title:	Vice President – Chief
Financial Officer, Treasurer and Secretary
Date: